[redacted]

SEC Mail Processing Section SECU 08032097 SSION

AUG 08 2008

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORTX.COM

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18004 SKY PARK CIRCLE SOUTH, SUITE 140
(No. and Street)

IRVINE	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(949) 475-5652
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LENNING & CO., INC.
(Name – *if individual, state last, first, middle name*)

18377 BEACH BLVD., STE. 211	HUNTINGTON BEACH	CA	92648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/15

OATH OR AFFIRMATION

I, EYAL SHACHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORTX.COM, as of JUNE 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

Notary Public

MICHAEL KUNIO OTA
Commission # 1592476
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORTX.COM

FINANCIAL STATEMENTS

* * *

JUNE 30, 2008

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
NewportX.com

We have audited the accompanying balance sheet of NewportX.com as of June 30, 2008, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewportX.com as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including the computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

July 22, 2008

Lenning & Co. Inc.

NEWPORTX.COM
BALANCE SHEET
JUNE 30, 2008

ASSETS

CURRENT ASSETS		
Cash		$ 14,925
		$ 14,925

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to parent company		$ 3,020
State income tax payable		800
Total current liabilities		3,820
STOCKHOLDER'S EQUITY		
Common stock, no par value		
Authorized - 100,000,000 shares		
Issued and outstanding - 6,000 shares	$ 6,000	
Additional paid-in-capital	15,000	
Accumulated deficit	(9,895)	
		11,105
		$ 14,925

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2008

REVENUES		
Commissions		$ 35,000
EXPENSES		
Insurance	$ 150	
Management fees	35,000	
		35,150
LOSS FROM OPERATION		(150)
OTHER INCOME		
Interest income		428
INCOME BEFORE INCOME TAX EXPENSE		278
INCOME TAX EXPENSE		800
NET LOSS		$ (522)

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balances at June 30, 2007	$ 6,000	$ 15,000	$ (9,373)	$ 11,627
Net loss	-	-	(522)	(522)
Balances at June 30, 2008	$ 6,000	$ 15,000	$ (9,895)	$ 11,105

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (522)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Increase in due to parent company	800
Net cash provided by operating activities	278
NET INCREASE IN CASH	278
CASH, beginning of year	14,647
CASH, end of year	$ 14,925

See accompanying notes to the financial statements.

NEWPORTX.COM
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of NewportX.com is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations – The Company was incorporated in California on November 17, 1999 and it is a wholly-owned subsidiary of Newport Exchange Holdings, Inc.

On September 5, 2000, the Company was accepted for membership in the National Association of Security Dealers, Inc. (NASD) as a broker-dealer. The Company is authorized to retail corporate equity securities, listed and unlisted, and to operate as a put and call broker-dealer.

Commissions received – Revenues are commissions received from another broker-dealer for referrals made to it. The Company has not commenced its broker-dealer retail operations to the general public as of June 30, 2008.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of credit risks – The Company maintains its cash deposits with one financial institution. Cash deposits in the financial institution are insured by the FDIC for up to $100,000. At June 30, 2008, the cash balance did not exceed the FDIC limit.

NOTE 2 – INCOME TAXES

Income tax expense consists of the current year minimum California Franchise tax $800.

NOTE 3 – COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	11,105
Deduct stockholder's equity not allowable for net capital		-
Net capital	$	11,105

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company enters into certain transactions involving revenues from a related party. For the year ended June 30, 2008, revenues from the related party were $35,000 or 100% of total revenues. The Company also enters into certain transactions involving the payment of management fees to another related party. For the year ended June 30, 2008, management fees incurred to the related party were $35,000.

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

NET CAPITAL	
Total stockholder's equity	$ 11,105
Deduct stockholder's equity not allowable for net capital	-
Net capital	$ 11,105
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Net capital per above	11,105
Excess net capital	$ 6,105
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Focus report	$ 11,105
Audit adjustments-	
	-
Net capital per above	$ 11,105

Schedule I

NEWPORTX.COM
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

A computation of the reserve requirement is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NEWPORTX.COM
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

Information Relating to Possession or Control Requirements Under Rule 15c3-3:

Information relating to possession or control requirements is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

END